Mail Stop 4720

September 16, 2009

Via US Mail and facsimile to (415) 884-9153

Russell A. Colombo
President and Chief Executive Officer
Bank of Marin Bancorp
504 Redwood Blvd., Suite 100
Novata, CA 94947

      Re: Bank of Marin Bancorp
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             File No. 001-33572

Dear Mr. Colombo:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                William Friar
                Senior Financial Analyst